Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215274

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 13 DATED MARCH 30, 2018
TO THE PROSPECTUS DATED AUGUST 1, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated August 1, 2017, Supplement No. 7 dated November 28, 2017, which superseded and replaced all previous supplements to the prospectus, Supplement No. 8 dated December 7, 2017, Supplement No. 9 dated January 5, 2018, Supplement No. 10 dated February 1, 2018, Supplement No. 11 dated February 8, 2018 and Supplement No. 12 dated March 7, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the determination of an updated estimated per share net asset value for our shares of common stock;
(2)	the revised primary offering price;
(3)	the revised distribution reinvestment plan price;
(4)	updates to our share redemption program price; and
(5)	updated information regarding our credit facility.
PROSPECTUS UPDATES
Determination of an Updated Estimated Per Share Net Asset Value
The following information supersedes and replaces the section of our prospectus captioned “Description of Shares – Valuation Policy” beginning on page 146 and all similar discussions appearing throughout the prospectus.
Overview
Based on the recommendation from a valuation committee comprised solely of our independent directors, including the independent Chairman of the Board (Valuation Committee), on March 29, 2018, our board of directors unanimously approved and established an estimated per share net asset value (NAV) of our Class A and Class T common stock of $22.18 based on an estimated market value of our assets less the estimated market value of our liabilities, divided by the total number of Class A and Class T shares outstanding, as of December 31, 2017. We are providing this estimated per share NAV to assist broker-dealers that participated in our initial offering and that are participating in this offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers (NASD) Conduct Rule 2340. The estimated per share NAV will first appear on stockholder account statements for the quarter ended March 31, 2018. Our board of directors previously determined an estimated per share NAV of our common stock of $24.00 as of both February 29, 2016 and December 31, 2016. As a result of the updated estimated per share NAV as of December 31, 2017, commencing on March 29, 2018, we will offer shares of Class A common stock in our primary offering for $24.37 per share, shares of Class T common stock in our primary offering for $23.35 per share and shares of Class A and Class T common stock in our distribution reinvestment plan (DRIP) for $22.18 per share. Additionally, commencing on March 29, 2018, the updated estimated per share NAV of $22.18 shall serve as the most recent estimated per share NAV for purposes of the share redemption program. We intend to publish an updated estimated per share NAV on at least an annual basis.
The per share price for shares in our primary offering and pursuant to our DRIP is based on our board of directors’ most recent estimated per share NAV, plus, in the case of our primary offering, applicable commissions and fees. Currently, there are no SEC, federal or state rules that establish requirements specifying the methodology to employ in determining an estimated per share NAV. Therefore, our board of directors had the discretion to choose a methodology or combination of methodologies as it deemed reasonable for the determination of an estimated per share NAV; provided, however, that the determination of the estimated per share NAV must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert and must be derived from a methodology that conforms to standard industry practice.

Process
In December 2017, pursuant to the prior approval of the Valuation Committee, in accordance with the valuation policies previously adopted by our board of directors, we engaged Duff & Phelps, LLC (Duff & Phelps), an independent global valuation advisory and corporate finance consulting firm that specializes in providing real estate valuation services, to assist with determining the estimated per share NAV.  In determining the estimated per share NAV, the board of directors considered information and analysis, including valuation materials, that were provided by Duff & Phelps, information provided by our advisor, and the estimated per share NAV recommendation made by the Valuation Committee. Duff & Phelps was engaged by us to perform a full valuation of the Company’s properties that were acquired prior to June 30, 2017 and, for each property acquired after June 30, 2017, perform a positive assurance analysis utilizing the property’s acquisition price as the estimated value, as further described below. Duff & Phelps also reviewed our methodology for estimating fair market adjustments to our debt and determined that the approach was reasonable.
The engagement of Duff & Phelps was approved by the Valuation Committee. Duff & Phelps’ scope of work was conducted in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. Several members of the Duff & Phelps engagement team who certified the methodologies and assumptions applied by us hold a Member of Appraisal Institute (“MAI”) designation. Duff & Phelps was previously engaged by us in January 2016 and December 2016 to assist our board of directors in determining the estimated per share value of our common stock. In July 2015, Duff & Phelps was engaged by Cole Credit Property Trust IV, Inc. (CCPT IV), another real estate program sponsored by our sponsor, to assist its board of directors in determining the estimated per share NAV of CCPT IV, and was later engaged by CCPT IV in July 2016, December 2016 and December 2017 to assist its board of directors in determining updated estimated per share NAVs. Other than the engagements with CCPT IV and the prior engagement with us as described herein, Duff & Phelps does not have any direct interests in any transaction with us or our advisor or its affiliates, and has not performed any other services for us or our advisor and its affiliates during the past two years.
The analysis provided by Duff & Phelps included a range of NAVs of our shares, and our board of directors believes that the use of the “NAV Methodology,” as discussed below, as the primary or sole indicator of value has become widely accepted as a best practice in the valuation of non-listed REIT shares, and therefore our board of directors determined to use the NAV Methodology in establishing the estimated per share NAV. Based on these considerations, the Valuation Committee recommended and our board of directors established an estimated NAV of our Class A and Class T common stock, as of December 31, 2017, of $22.18 per share, which estimated value was within the $20.87 to $23.39 per share valuation range calculated by Duff & Phelps using the NAV Methodology. The valuation was performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs. Our board of directors is ultimately and solely responsible for the establishment of the estimated per share NAV.
Valuation Methodology
In preparing its valuation materials and in reaching its conclusions as to the reasonableness of the methodologies and assumptions used by us to value our assets, Duff & Phelps, among other things:

•
reviewed financial and operating information requested from, or provided by, us, including property level cash flow projections for each of the properties and market leasing assumptions for each of the multi-tenant properties;

•
researched the market by means of publications and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on each of the subject properties;

•	reviewed all of our other assets and liabilities, including mortgage debt, to determine the reasonableness of fair value of such items as of the valuation date; and

•	performed such other analyses and studies, and considered such other factors, as Duff & Phelps considered appropriate.
Duff & Phelps utilized two approaches pursuant to the NAV Methodology in valuing our real estate assets that are commonly used in the commercial real estate industry. The following is a summary of the NAV Methodology and the valuation approaches used by Duff & Phelps. For nine properties acquired by the Company since June 30, 2017, Duff & Phelps used the acquisition price as the value after performance of a positive assurance analysis.
NAV Methodology – The NAV Methodology determines the value of our company by determining the estimated market value of our entity level assets, including real estate assets, and subtracting the market value of our entity level liabilities, including our debt. The materials provided by Duff & Phelps to estimate the value of the real estate assets were prepared using discrete estimations of “as is” market valuations for each of the properties in our portfolio using the income capitalization approach as the primary indicator of value and the sales comparison approach as a secondary approach to value, as discussed in greater detail below. From the aggregate values of the individual properties, Duff & Phelps made adjustments to reflect balance sheet assets and liabilities. The resulting amount, which is our estimated NAV, is divided by the total number of shares of Class A and Class T common stock outstanding to determine the estimated per share NAV. Duff & Phelps also reviewed our methodology for estimating fair market adjustments to the debt and determined that the approach was reasonable.
Determination of Estimated Market Value of Our Real Estate Assets Under the NAV Methodology
Income Capitalization Approach – The income capitalization approach simulates the reasoning of an investor who views the cash flows that would result from the anticipated revenue and expense on a property throughout its lifetime. The net operating income (NOI) developed in Duff & Phelps’ analysis is the balance of potential income remaining after vacancy, collection loss and operating expenses. This NOI was then capitalized at an appropriate rate to derive an estimate of value (the Direct Capitalization Method) or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis (the DCF Method). Thus, two key steps were involved: (1) estimating the NOI applicable to the subject property and (2) choosing appropriate capitalization rates and discount rates.
Duff & Phelps utilized the Direct Capitalization Method for all of the single-tenant properties in our portfolio, and the DCF Method for our multi-tenant properties.
The following summarizes the range of overall capitalization rates Duff & Phelps used to arrive at the estimated market values of our single-tenant properties valued using the Direct Capitalization Method:

	Range	Weighted-Average
Overall Capitalization Rate	5.50% to 8.00%	6.30%
The following summarizes the range of terminal capitalization rates, discount rates and implied overall capitalization rates Duff & Phelps used to arrive at the estimated market values of our multi-tenant properties valued using the DCF Method:

	Range	Weighted-Average
Terminal Capitalization Rate	7.00% to 7.50%	7.45%
Discount Rate	7.50% to 8.50%	8.03%
Implied Overall Capitalization Rate	5.79% to 7.60%	7.24%
Our board of directors believes that the assumptions employed by Duff & Phelps in the income capitalization approach are reasonable and within the ranges used for properties that are similar to ours and held by investors with similar expectations to our investors. However, a change in the assumptions would impact the calculation of the value of our investments in real estate. For example, assuming all other factors remain unchanged, an increase of 25 basis points in the capitalization rates determined for our properties valued using the Direct Capitalization Method, together with an increase of 25 basis points in the discount rates used for properties valued using the DCF Method, would result in a decrease of $1.21 per share from the mid-point of Duff & Phelps’ valuation range, while a 25 basis point decrease in these rates would result in an increase of $1.31 per share from the mid-point of the valuation range. Further, each of these assumptions could change by more than 25 basis points or not change at all.
Sales Comparison Approach – The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as the price for comparable improved properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes.
Utilizing the NAV Methodology, including use of the two approaches to value our real estate assets noted above, and dividing by the approximately 15.6 million shares of our Class A and Class T common stock outstanding on December 31, 2017, resulted in an estimated valuation range of $20.87 to $23.39 per share, with a base value or mid-point of $22.09.
Duff & Phelps prepared and provided to us a report containing, among other information, a range of net asset values for our common stock as of December 31, 2017 (the Valuation Report). On March 21, 2017, the Valuation Committee conferred with Duff & Phelps regarding the methodologies and assumptions used in the Valuation Report and discussed the Valuation Report and related issues with our advisor. The Valuation Committee met again to discuss the valuation on March 29, 2018. In determining a recommended per share NAV, the Valuation Committee considered the analysis provided by Duff & Phelps and the range of values Duff & Phelps determined, input from our advisor regarding the nature and characteristics of the real estate assets in the portfolio, and general real estate market conditions. Based upon this information, the Valuation Committee determined to recommend to our board of directors an estimated per share NAV of $22.18 for Class A and Class T shares, which incorporated the low end of the range of values determined by Duff & Phelps with respect to our multi-tenant properties and single tenant properties with less than ten years remaining lease term and the average of the midpoint and high end of the range of values for our single tenant properties with lease terms in excess of ten years. Our board of directors thereafter unanimously approved the Valuation Committee’s recommendation.
The table below sets forth the calculation of our estimated per share NAV for Class A and Class T shares as of December 31, 2017 (dollars in thousands, except per share values):

	Estimated NAV	Estimated Per Share NAV
Investment in Real Estate Assets	$659,146	$42.28
Other Assets	5,956	0.38
Total Assets	665,102	42.66

Notes Payable and Credit Facility	311,382	19.97
Other Liabilities	7,938	0.51
Total Liabilities	319,320	20.48
Total Estimated Value as of December 31, 2017	$345,782	$22.18
Shares Outstanding (in thousands)	15,590
The table below sets forth the calculation of our estimated per share NAV for Class A and Class T shares as of December 31, 2016 (dollars in thousands, except per share values):

	Estimated NAV	Estimated Per Share NAV
Investment in Real Estate Assets	$544,697	$43.06
Other Assets	22,234	1.76
Total Assets	566,931	44.82

Notes Payable and Credit Facility	256,378	20.27
Other Liabilities	6,982	0.55
Total Liabilities	263,360	20.82
Total Estimated Value as of December 31, 2016	$303,571	$24.00
Shares Outstanding (in thousands)	12,649
Exclusions from Estimated Per Share NAV
The estimated per share NAV of our shares recommended by the Valuation Committee and approved by our board of directors does not reflect any “portfolio premium,” nor does it reflect our enterprise value, which may include a premium or discount to NAV for:

•	the size of our portfolio, as some buyers may pay more for a portfolio compared to prices for individual investments;

•	the overall geographic and tenant diversity of the portfolio as a whole;

•
the characteristics of our working capital, leverage, credit facilities and other financial structures where some buyers may ascribe different values based on synergies, cost savings or other attributes;

•	certain third-party transaction or other expenses that would be necessary to realize the value;

•	services being provided by personnel of our advisor under the advisory agreement and our potential ability to secure the services of a management team on a long-term basis; or

•	the potential difference in per share NAV if we were to list our shares of common stock on a national securities exchange.

In addition, because the estimated per share NAV is intended to reflect our estimated value on the date that the per share NAV is determined, the estimated per share NAV of $22.18 for Class T shares does not not reflect any obligation to pay future distribution and stockholder servicing fees that may potentially become payable after the December 31, 2017 valuation date. As a result, the estimated liability for future distribution and stockholder servicing fees, which is accrued at the time each share is sold, has no effect on the per share NAV for Class T shares.
Limitations of the Estimated Per Share NAV
As with any valuation methodology, the NAV Methodology used by our board of directors in reaching an estimate of the per share NAV of our shares is based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different valuation methods, estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the per share NAV of our shares. In addition, our board of directors’ estimate of the per share NAV is not based on the book values of our real estate, as determined by generally accepted accounting principles, as our book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.
Furthermore, in reaching an estimate of the per share NAV of our shares, our board of directors did not include a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party. In addition, although selling costs were used by Duff & Phelps in the individual valuation of multi-tenant properties using the DCF Method, other costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy involves a listing of our shares of common stock on a national securities exchange, a merger, or a sale of our portfolio, were not included in our board of directors’ estimate of the per share NAV of our shares.
As a result, there can be no assurance that:

•	stockholders will be able to realize the estimated per share NAV upon attempting to sell their shares; or

•	we will be able to achieve, for our stockholders, the estimated per share NAV upon a listing of our shares of common stock on a national securities exchange, a merger, or a sale of our portfolio.
Furthermore, the estimated per share NAV of our shares was calculated as of a particular point in time. The per share NAV of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets. While the determination of our most recent estimated per share NAV was conducted with the material assistance of a third-party valuation expert, with respect to asset valuations, we are not required to obtain asset-by-asset appraisals prepared by certified independent appraisers, nor must any appraisals conform to formats or standards promulgated by any trade organization. We do not intend to release individual property value estimates or any of the data supporting the estimated per share NAV.
This valuation policy may be amended by our board of directors at any time and, although the policy expresses the present intent of our board of directors, there is no limitation on the ability of our board of directors to cause us to vary from this policy to the extent it deems appropriate, subject to applicable regulations, with or without an express amendment of the policy.
Additional Information Regarding Engagement of Duff & Phelps
Duff & Phelps’ valuation materials were addressed solely to us in connection with the approval by our board of directors of an estimated per share NAV of our common stock as of December 31, 2017. Duff & Phelps’ valuation materials provided to us do not constitute a recommendation to purchase or sell any shares of our common stock or other securities. The estimated per share NAV of our common stock may vary depending on numerous factors that generally impact the price of securities, our financial condition and the state of the real estate industry more generally, such as changes in economic or market conditions, changes in interest rates, changes in the supply of and demand for commercial real estate properties and changes in tenants’ financial condition.
In connection with its review, while Duff & Phelps reviewed the information supplied or otherwise made available to it by us for reasonableness, Duff & Phelps assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Duff & Phelps, Duff & Phelps assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, and relied upon us to advise Duff & Phelps promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.
In preparing its valuation materials, Duff & Phelps did not, and was not requested to, solicit third party indications of interest for our company in connection with possible purchases of our securities or the acquisition of all or any part of our company.
In performing its analyses, Duff & Phelps made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Duff & Phelps and us. The analyses performed by Duff & Phelps are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not reflect the prices at which properties may actually be sold, and such estimates are inherently subject to uncertainty. As stated above, our board of directors considered other factors in establishing the estimated per share

NAV of our common stock in addition to the materials prepared by Duff & Phelps. Consequently, the analyses contained in the Duff & Phelps materials should not be viewed as being determinative of our board of directors’ estimate of the per share NAV of our common stock.
Duff & Phelps’ materials were necessarily based upon market, economic, financial and other circumstances and conditions existing at December 31, 2017, and any material change in such circumstances and conditions may have affected Duff & Phelps’ analysis, but Duff & Phelps does not have, and has disclaimed, any obligation to update, revise or reaffirm its materials as of any date subsequent to December 31, 2017.
For services rendered in connection with and upon the delivery of its valuation materials, we paid Duff & Phelps a customary fee. The compensation Duff & Phelps received was based on the scope of work and was not contingent on an action or event resulting from analyses, opinions, or conclusions in its valuation materials or from its use. In addition, Duff & Phelps’ compensation for completing the valuation was not contingent upon the development or reporting of a predetermined value or direction in value that favors us, the amount of the estimated value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of the valuation materials. We also agreed to reimburse Duff & Phelps for its expenses incurred in connection with its services, and will indemnify Duff & Phelps against certain liabilities arising out of its engagement.
Revised Primary Offering Price
Commencing on March 29, 2018, the offering price for shares of our Class A common stock pursuant to our primary offering is $24.37 per share, which reflects the $22.18 estimated per share NAV plus a 7.0% selling commission and a 2.0% dealer manager fee, and the offering price for shares of our Class T common stock pursuant to our primary offering is $23.35 per share, which reflects the $22.18 estimated per share NAV plus a 3.0% selling commission and a 2.0% dealer manager fee. Accordingly, all references to a $26.37 per share primary offering price for Class A shares throughout the prospectus are hereby superseded and replaced with $24.37, and all references to a $25.26 per share primary offering price for Class T shares throughout the prospectus are hereby superseded and replaced with $23.35. All subscriptions for primary offering shares that were received in good order and fully funded by the close of business on March 28, 2018 are processed using the $26.37 per share primary offering price for Class A shares and the $25.26 per share primary offering price for Class T shares; all subscriptions for primary offering shares received and/or funded after the close of business on March 28, 2018 will be processed using a $24.37 per share primary offering price for Class A shares and a $23.35 per share primary offering price for Class T shares.
Revised Distribution Reinvestment Plan Price
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary – Distribution Reinvestment Plan” on page 24 of the prospectus and “Summary of Distribution Reinvestment Plan” beginning on page 151 of the prospectus, and all similar discussions appearing throughout the prospectus are supplemented, as appropriate.
Pursuant to the terms of the DRIP currently in effect, distributions will be reinvested in shares of our Class A and Class T common stock at a price equal to the most recently disclosed estimated per share NAV, less the aggregate distributions per Class A share and Class T share of any net sale proceeds from the sale of one or more of our assets or other special distributions so designated by our board of directors. Accordingly, commencing on March 29, 2018, shares of our Class A and Class T common stock issued pursuant to the DRIP will be issued for $22.18 per share. Distributions on Class A shares will be reinvested in Class A shares and distributions on Class T shares will be reinvested in Class T shares.
A participant may terminate participation in the DRIP at any time by delivering a written notice to the administrator. To be effective for any monthly distribution, such termination notice must be received by the administrator at least 10 days prior to the last business day of the month to which the distribution relates. Any notice of termination should be sent by mail to Investor Services Department, 2325 East Camelback Road, 10th Floor, Phoenix, Arizona 85016.
Stockholders who presently participate in the DRIP do not need to take any action to continue their participation in the DRIP.

The table on the cover page of our prospectus and all similar discussions appearing throughout the prospectus are superseded and replaced in their entirety as follows.

	Price to Public(1)	Selling Commissions*		Dealer Manager Fee*		Net Proceeds (Before Expenses)
Primary Offering
Per Class A Share (On or prior to March 28, 2018)	$26.37	$1.85	(2)	$0.52	(2)	$24.00	(2)
Per Class A Share (Beginning March 29, 2018)	$24.37	$1.71	(2)	$0.48	(2)	$22.18	(2)
Per Class T Share (On or prior to March 28, 2018)	$25.26	$0.76	(2)	$0.50	(2)	$24.00	(2)
Per Class T Share (Beginning March 29, 2018)	$23.35	$0.70	(2)	$0.47	(2)	$22.18	(2)
Total Maximum	$1,200,000,000	$62,400,000	(3)	$24,000,000	(3)	$1,113,600,000	(3)
Distribution Reinvestment Plan
Per Class A Share (On or prior to March 28, 2018)	$24.00	$—		$—		$24.00
Per Class A Share (Beginning March 29, 2018)	$22.18	$—		$—		$22.18
Per Class T Share (On or prior to March 28, 2018)	$24.00	$—		$—		$24.00
Per Class T Share (Beginning March 29, 2018)	$22.18	$—		$—		$22.18
Total Maximum	$300,000,000	$—		$—		$300,000,000
______________________

(1)	The price to public assumes no purchase price discounts.

(2)	Figures are approximate and rounding differences may be reflected on stockholder account statements.

(3)
This table assumes an allocation of 55% Class A shares and 45% Class T shares will be sold in the maximum offering. In the event that we sell a greater percentage allocation of Class A shares (which are subject to 7.0% selling commissions and a 2.0% dealer manager fee), the aggregate amounts will be higher and the aggregate net proceeds (before expenses) will be lower than the amounts shown in the table.

*
The maximum amount of selling commissions we will pay is 7.0% of the gross offering proceeds in our primary offering for Class A shares and 3.0% of the gross offering proceeds in our primary offering for Class T shares. The maximum amount of dealer manager fees we will pay is 2.0% of the gross offering proceeds in our primary offering for both Class A shares and Class T shares. The selling commissions and, in some cases, the dealer manager fee, will not be charged or may be reduced with regard to shares sold to or for the account of certain categories of purchasers. The reduction in these fees will be accompanied by a reduction in the per share purchase price, except that shares sold under our distribution reinvestment plan will be sold at a price equal to the most recent estimated per share NAV for each share class as determined by our board of directors. See “Plan of Distribution.” We will also pay our dealer manager selling commissions over time as an ongoing distribution and stockholder servicing fee for Class T shares, which is not shown in the table above, that will be calculated on a daily basis in the amount of 1/365th of 1.0% of the estimated per share NAV of Class T shares in our primary offering and will be paid monthly in arrears. The aggregate distribution and stockholder servicing fee for Class T shares will not exceed an amount equal to 4.0% of the total gross offering proceeds of Class T shares sold in the primary offering. The total amount of underwriting compensation, including selling commissions, dealer manager fees, distribution and stockholder servicing fees and other expenses paid or reimbursed by us, our sponsor or any other source in connection with the offering, will not exceed the 10.0% limitation on underwriting compensation imposed by the Financial Industry Regulatory Authority (FINRA).

Share Redemption Program

The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary – Share Redemption Program” beginning on page 24 of the prospectus and “Description of Shares – Share Redemption Program” beginning on page 143 of the prospectus, and all similar discussions appearing throughout the prospectus are supplemented, as appropriate.

In accordance with the share redemption program, the per share redemption price (other than for shares purchased pursuant to the DRIP) will depend on the length of time the redeeming stockholder has held its shares as follows: after one year from the purchase date, 95% of the most recent estimated per share NAV; after two years from the purchase date, 97.5% of the most recent estimated per share NAV; and after three years from the purchase date, 100% of the most recent estimated per share NAV. The redemption price for shares purchased pursuant to the DRIP will be 100% of the most recent estimated per share NAV. As a result of the board of directors’ determination of an updated estimated per share NAV for shares of our common stock, commencing on March 29, 2018, the estimated per share NAV of $22.18 shall serve as the most recent estimated per share NAV for purposes of the share redemption program.

Debt
The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Debt — Credit Facility” beginning on page 116 of the prospectus.
Credit Facility
On March 27, 2018, Cole Operating Partnership V, LP (CCPT V OP), our operating partnership, entered into a new credit agreement (the Credit Agreement) with JPMorgan Chase Bank, N.A. (JPMorgan Chase) as administrative agent, letter of credit issuer, joint lead arranger and joint bookrunner; Bank of America, N.A. as syndication agent and line of credit issuer; Merrill Lynch, Pierce, Fenner & Smith Incorporated and SunTrust Robinson Humphrey, Inc. each as joint lead arrangers and joint bookrunners; and other financial institutions that are or may become parties to the Credit Agreement.
The Credit Agreement allows for borrowings of up to $350.0 million (the Credit Facility), including $220.0 million in term loans (the Term Loans), and up to $130.0 million in revolving loans (the Revolving Loans) under a revolving credit facility (the Revolving Facility). No amounts were outstanding under the Revolving Facility as of March 27, 2018.
The lesser of 15.0% of the total amount of revolving commitments under the Revolving Facility and $50.0 million may be used for issuing letters of credit. Our operating partnership used the proceeds of the Term Loans to repay amounts outstanding under its existing credit facility dated April 25, 2014.
Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $750.0 million, with each increase being no less than $50.0 million and integral multiples of $5.0 million in excess thereof. The Term Loans mature on March 27, 2023. The Revolving Facility matures on March 28, 2022 unless we elect to extend the maturity date for up to two six-month periods, but no later than March 28, 2023, subject to satisfying certain conditions described in the Credit Agreement.
The Credit Facility is guaranteed by us and our consolidated subsidiaries (i) owning or leasing the underlying unencumbered asset pool or (ii) that guarantees or incurs recourse debt. Prior to the time that total asset value is at least $750.0 million, the Credit Facility is secured by the equity interests in CCPT V OP and all of its existing and future subsidiaries which (i) own, directly or indirectly, properties or other assets contributing to unencumbered asset value, or (ii) incur or guarantee any recourse debt. After such time, the collateral shall be released.
Borrowings under the Credit Facility bear interest at rates depending upon the type of loan specified by us. For a borrowing that is a London Interbank Offered Rate (LIBOR) loan or letter of credit, the interest rate will be equal to the one-month, two-month, three-month or six-month LIBOR, as elected by us, multiplied by the statutory reserve rate, as defined in the Credit Agreement (the Adjusted LIBO Rate), for the interest period plus the applicable rate. The applicable rate is based upon the overall net leverage ratio (the Net Leverage Ratio), and for borrowings at the LIBOR rate, ranges from 1.30% at a Net Leverage Ratio of less than 30.0% to 1.70% at a Net Leverage Ratio greater than or equal to 55.0%. For borrowings at the base rate, the interest rate will be a per annum amount equal to the applicable rate (which is 1.00% lower than the applicable LIBOR rate) plus the greatest of (a) JPMorgan Chase’s prime rate; (b) the NYFRB Rate, as defined in the Credit Agreement, plus 0.50%; or (c) the Adjusted LIBO Rate for a period of one month plus 1.0%.
The Credit Agreement requires the payment of customary closing and other fees and contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage ratio and fixed charge coverage ratio requirements, maximum net leverage ratio and unsecured debt to unencumbered asset value ratio requirements, maximum secured debt and recourse debt requirements and minimum encumbered asset value.
Our operating partnership has the right to prepay the outstanding amounts under the Credit Facility or terminate commitments under the Revolving Facility, in each case in whole or in part, subject to certain specific conditions including minimum prepayment or termination amounts, as applicable.

CCPT5-SUP-13E